UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Biocryst Pharmaceuticals, Inc.

File No. 000-23186 - CF#28719

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    Biocryst Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 8, 2012.

    Based on representations by Biocryst Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

         Exhibit 10.1   through June 19, 2022

    For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Sonia Gupta Barros
                    Special Counsel